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                             February 15, 2023

       Arie Rabinowitz
       Chief Executive Officer
       Trailblazer Merger Corporation I
       510 Madison Avenue
       Suite 1401
       New York, NY 10022

                                                        Re: Trailblazer Merger
Corporation I
                                                            Amendment No. 2 to
Registration Statement on Form S-1/A
                                                            Filed January 31,
2023
                                                            File No. 333-265914

       Dear Arie Rabinowitz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1/A filed January 31, 2023

       Risk Factors
       The Excise Tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities... , page 54

   1. We note your disclosure as to the potential effects of the stock buyback excise tax enacted as part of the
Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the
excise tax could reduce the trust account funds available to pay redemptions or that are
available to the combined company following a de-SPAC.
                                                        Describe the risks of
the excise tax applying to redemptions in connection with:
                                                            liquidations that
are not implemented to fall within the meaning of    complete
                                                             liquidation    in
Section 331 of the Internal Revenue Code,
 Arie Rabinowitz
Trailblazer Merger Corporation I
February 15, 2023
Page 2
                extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
                de-SPACs, depending on the structure of the de-SPAC transaction.

         Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
2. Please revise to reconcile your disclosure regarding the risk that non-redeeming stockholders may bear the economic impact of the excise tax included in the Inflation
         Reduction Act of 2022. In this regard, we note that on page 54 you state that "the application of the Excise Tax in the event of a liquidation is uncertain, and the proceeds held in the trust account could be subject to the Excise Tax, in which case the per-share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced." However, on page 68 you state that "the Excise Tax should not apply in the event of our liquidation."
Exhibits

3. Please file as an exhibit the advisory agreement you entered into with one of your underwriters in September 2022.
General

4. Please revise to reconcile your disclosure regarding the exclusive forum provision of your rights agreement. In this regard, we note that on pages 63 and 132 you state that the provision applies to claims under the Securities Act. However, section
7.3 of your rights
         agreement states that the provision "will not apply to...any complaint asserting a cause of action arising under the Securities Act against the Company or any of
the Company   s
         directors, officers, other employees or agents."
5. Please revise to reconcile your disclosure regarding the exclusive forum provision of your amended and restated certificate of incorporation. In this regard, we note that on pages 67 and 156 you state that your amended and restated certificate of incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for any complaint arising under the Securities Act of 1933. However, your amended and restated certificate of incorporation does not appear to include such a provision. Further,
FirstName LastNameArie Rabinowitz
       we note that Securities Act of 1933 claims are excepted from the Court of Chancery of the
Comapany
       StateNameTrailblazer    Mergerforum
             of Delaware exclusive      Corporation I found in article ten of
your amended and
                                            provision
       restated
February        certificate
          15, 2023  Page 2 of incorporation.
FirstName LastName
 Arie Rabinowitz
FirstName
Trailblazer LastNameArie Rabinowitz
            Merger Corporation I
Comapany15,
February    NameTrailblazer
              2023          Merger Corporation I
February
Page  3 15, 2023 Page 3
FirstName LastName
       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Alexandria Kane